AKAMAI TECHNOLOGIES, INC.
8 Cambridge Center
Cambridge, MA 02142

May 11, 2012

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore
Re: Akamai Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012 - File No. 0-27275
Ladies and Gentlemen:
This letter is being filed in response to the comments contained in a letter dated April 17, 2012 (the “Letter”) from Patrick Gilmore of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Paul Sagan, President and Chief Executive Officer of Akamai Technologies, Inc. (“Akamai” or the “Company”). The comments and the responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.
Item 8. Financial Statements and Supplementary Data
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 43

1.
We note that you typically charge your customers an integration fee when the services are first activated and that fee is deferred and recognized ratably over the estimated life of the customer arrangement. Please tell us your consideration in determining whether your integration fees qualify as separate units of accounting as described in ASC 605-25-25-5.

The guidance under ASC 605-25-25-5 notes that in an arrangement with multiple deliverables, the delivered item shall be considered a separate unit of accounting if both of the following criteria are met: (a) the delivered item has value to the customer on a standalone basis whereby such item is sold separately by any vendor or the customer could resell the delivered item on a standalone basis; and (b) if the arrangement includes a general right of return relative to the delivered item, delivery of the undelivered item is considered probable and substantially in the control of the vendor.
The integration fee charged to our customers does not have standalone value in the marketplace and has no substantial value to the customer without the customer having purchased our core content delivery services. In addition, the integration fees charged to our customers generally do not have a right of return. Therefore, we do not consider our integration fees as a separate unit of accounting in accordance with the guidance under ASC 605-25-25-5. Accordingly, it is appropriate to recognize integration fees as revenue ratably over the estimated life of the customer arrangement.

2.
We note your disclosure regarding your policy for accounting for multiple element arrangements and your use of the hierarchy described in ASC 605-25-30-2. Please provide the following with respect to your multiple element arrangements and consider disclosing in future filings.

•	Describe the elements typically included in your multiple element arrangements.

•
Tell us whether you typically use vendor-specific objective evidence (VSOE), third party evidence (TPE) or best estimate of selling price (BESP) to determine the fair value of your separate deliverables.

•	Describe the methodologies used to establish VSOE, TPE and BESP, to the extent applicable.

We determine the separate units of accounting within our multiple element arrangements using the guidance provided in ASC 605-25-30-2. Elements typically included in our multiple element arrangements consist of our core services - the delivery of content, applications and software over the Internet - as well as mobile and security solutions and enterprise professional services. These elements have value to the customer on a stand-alone basis in that they can be sold separately by another vendor. Additionally, there is not generally a right of return relative to these elements.
We typically use Vendor Specific Objective Evidence (“VSOE”) to determine the fair value of our separate deliverables that consist of professional services or our core services. To establish VSOE for professional services, we review all stand-alone sales of enterprise professional services on an annual basis to determine the average stand-alone selling price for those services. For our core services, we determine the fair value of one unit of measure to be the price charged for a deliverable (e.g., 1 Mbps) when it is sold separately (under ASC 605-25-30-6A). In practice, this is the price charged for the first unit delivered above the committed amount in a contract (the “overage rate”). The contractual overage rate establishes the price at which the customer would buy a unit of service on a stand-alone basis, excluding any other deliverable included in the arrangement. We base VSOE on this price.
In cases where overage rates are not applicable (e.g., security services), we generally are unable to establish third-party evidence (“TPE”) of fair value due to the lack of published selling prices by competitors in standalone sales to similarly-situated customers. Therefore we use the Best Estimate of Selling Price (“BESP”) to determine the fair value. Our BESP is a management-approved listing of all product unit pricing and pre-established discount levels for each product that takes into consideration volume, geography and industry lines. This listing is updated at least annually for any changes that occur in the marketplace that would impact price. Our source for BESP fulfills the requirement of ASC 605-25-30-6C that the BESP should be the price at which the vendor would enter into a transaction if the deliverable were sold by the vendor regularly on a standalone basis.
In future Form 10K filings, our discussion of our revenue recognition policy will be updated to include the following description related to the methodologies used for multiple element arrangements (supplemental language reflected in bold, italicized font):
“When more than one element is contained in a revenue arrangement, the Company determines the fair value for each element in the arrangement based on vendor-specific objective evidence (“VSOE”) for each respective element, including any renewal rates for services contractually offered to the customer. Elements typically included in the Company's multiple element arrangements consist of its core services - the delivery of content, applications and software over the Internet - as well as mobile and security solutions, and enterprise professional services. These elements have value to the customer on a stand-alone basis in that they can be sold separately by another vendor. Additionally, there is not generally a right of return relative to these services.
The Company typically uses VSOE to determine the fair value of its separate elements. All stand-alone sales of enterprise professional services are reviewed to determine the average stand-alone selling price for those services. For its core services, the Company determines the fair value on a per unit of measure to be the price charged for a deliverable (e.g., 1 Mbps) when it is sold separately.
For arrangements in which the Company is unable to establish VSOE, third-party evidence ("TPE") of the fair value of each element is determined based upon the price charged when the element is sold separately by another vendor. For arrangements in which the Company is unable to establish VSOE or TPE for each element, the Company uses the best estimate of selling price ("BESP") to determine the fair value of the separate deliverables. The Company estimates BESP based upon a management-approved listing of all product unit pricing and pre-established discount levels for each product that takes into consideration volume, geography and industry lines. The Company allocates arrangement consideration across the multiple elements using the relative selling price method.”

3.
We note that from time to time you enter into contracts to sell services or license your technology to unrelated enterprises at or about the same time that you enter into contracts to purchase products or services from that same enterprise. We further note that under certain circumstances you record revenue only to the extent of net cash received from the vendor. Please provide additional details regarding the nature of these arrangements and tell us the specific accounting literature used to support your accounting treatment.

In situations in which we enter into an arrangement with a customer to sell services or license technology at the same time that we enter into a contract to purchase goods or services from the same party, we consider the guidance of ASC 605-50-45-2, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products).” In the past we have entered into customer arrangements for the delivery of our core services at the same time we entered into marketing or technical development agreements with the customer to receive directly related services from them. Under these contractual arrangements, cash consideration is paid by us to customers at the same time that the customer is paying cash consideration to us for the delivery of our goods or services.

Under the guidance of ASC 605-50-45-2, there is a presumption in these situations that the cash consideration paid to the customer should be considered a reduction in the selling prices of our products or services and, therefore, should be characterized as a reduction in revenue unless the following two conditions are both met: (a) the vendor receives an identifiable benefit in exchange for the consideration that is sufficiently separable from the recipient's purchase of the vendor's products; and (b) the vendor can reasonably estimate the fair value of the benefit identified. When the presumption cannot be overcome, we record revenue only to the extent of net cash received from the vendor.

In situations in which the identifiable benefit received from the customer is sufficiently separable from the customer's purchase of our services and products and we are able to reasonably estimate the fair value of that benefit, we account for the consideration as a cost incurred in accordance with the guidance in ASC 605-50-45-2.

* * *
In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require any additional information, please telephone the undersigned at 617-444-4698.
Very truly yours,

/s/ James H. Hammons, Jr.
James H. Hammons, Jr.
Assistant General Counsel

cc: Paul Sagan
President and CEO
Melanie Haratunian
Senior Vice President and General Counsel

Susan W. Murley
Wilmer Cutler Pickering Hale and Dorr LLP